First Quarter 2014
Conference Call

Scott Santi, President & CEO
Michael Larsen, Senior Vice President & CFO
John Brooklier, Vice President Investor Relations

April 22, 2014

FORWARD LOOKING STATEMENTS

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future financial performance, operating performance, growth in free operating cash flow, organic and total revenue growth, operating margin growth, growth in diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market economic conditions, and the Company's related 2014 guidance. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2013.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures are detailed in ITW's press release for the first quarter of 2014.

Q1 2014 Financial Summary

	Q1'13	Q1'14	
EPS	**$0.88**	**$1.01**	**EPS +15%**
Total Revenue	**$3.4B**	**$3.6B**	
Operating Margin	**16.9%**	**18.7%**	**+ 180 bps**
ROIC*	**14.8%**	**17.2%**	**+ 240 bps**



Financial Highlights

- Organic revenue up 3.3% … international up 6.3%
- Total revenue up 4.4%
- Good progress on operating margins … up 180 bps driven by enterprise initiatives
  - BSS and sourcing contribute 120 bps
- Accelerated share repurchase program
  - Bought 18.5M shares in Q1
- $1.01 EPS up 15% vs. prior year

ITW had a good start to 2014

* See ITW's first quarter 2014 press release for the reconciliation from GAAP to non-GAAP measurements.

Q1 2014 Organic Revenue Growth

Growth by Geography



Organic up 3.3%
1%
6%
5%
7%
18%
North America
Inter-national
EMEA
Asia Pacific
South America

Highlights

- Solid growth in Europe
  - Automotive OEM +14%, Food Equipment +6%
- Asia Pacific driven by Australia +13% and China +6%
  - Automotive OEM +17%, Construction +14%
- Good performance in South America
  - Brazil +17%
- Moderate growth in North America
  - Automotive OEM +11%, Food Equipment +6%
  - Segments tied to capex cycle ~flat

3.3% organic growth driven by international

Q1 2014 Operating Margin Expansion

Operating Margins


16.9%
18.7%
Q1‘13
Q1‘14

	OM%	V bps
Automotive OEM	23.3%	+350
T&M and Electronics	12.2	-80
Food Equipment	18.6	+190
Polymers & Fluids	16.6	+200
Welding	25.7	-30
Construction Products	14.8	+310
Specialty Products	21.1%	+120

Key Drivers

	Q1
Enterprise Initiatives	+120 bps
Volume	+80
Price/Cost	+10
Acquisitions	-20
Margin Expansion	**+180 bps**

Enterprise initiatives drove margin expansion

Q1 2014 Segment Results

($'s in millions)

By Segment

	Total Revenue		Operating Income	
	Q1'14	VPY%	Q1'14	VPY%
Automotive OEM	$668	13%	$156	34%
T&M and Electronics	519	Flat	63	-7%
Food Equipment	511	9%	95	22%
Polymers & Fluids	479	-3%	80	10%
Welding	463	-2%	119	-3%
Construction Products	416	2%	61	29%
Specialty Products	520	8%	109	14%
Intersegment / Unallocated	(7)	-	(16)	-
Total Company	$3,569	4%	$667	16%

Automotive OEM



+13%
$589
$668
Q1'13
Q1'14
Total Revenue
+350 bps
19.8%
23.3%
Q1'13
Q1'14
Operating Margin

Dynamics

- Organic revenue growth of 13% vs. WW auto builds of 5%
- Organic revenue vs. auto builds by geography:
  - Europe: +14% vs. +7%
  - N.A.: +11% vs. +6%
  - China: +28% vs. +10%
- Auto builds expected to moderate in Q2 … ITW to maintain strong penetration gains

Q1 2014 Segment Results

($'s in millions)

Test & Measurement and Electronics

~Flat


$520
$519
Q1'13
Q1'14

Total Revenue

-80 bps


13.0%
12.2%
Q1'13
Q1'14

Operating Margin

Dynamics

- Organic revenue essentially flat
- Test & Measurement organic revenue -1%; sluggish capex spending and order timing
- Total Electronics ~flat
  - Other Electronics +4% as contamination control and pressure sensitive adhesives contributed to organic revenue growth
  - Electronic Assembly -7% due to weak end markets
- Segment operating margin
  - -80 bps due to higher restructuring

Food Equipment

+9%


$467
$511
Q1'13
Q1'14

Total Revenue

+190 bps


16.7%
18.6%
Q1'13
Q1'14

Operating Margin

Dynamics

- Organic revenue growth +5%
- North America +6% with growth in both equipment +6% and service +5%
- International growth +5% supported by equipment growth of +7% and service +2%
- New product innovation in warewash and refrigeration contribute to organic revenue growth

Q1 2014 Segment Results

($'s in millions)

Polymers & Fluids


-3%
$492
$479
Q1'13
Q1'14

Total Revenue


+200 bps
14.6%
16.6%
Q1'13
Q1'14

Operating Margin

Dynamics

- Organic revenue flat due to ongoing PLS activities which is driving higher operating margin
- WW Fluids organic revenue up 4%
- Auto Aftermarket organic revenue up 2%
- Polymers & Hygiene organic revenue declined 8% as PLS continues

Welding


-2%
$472
$463
Q1'13
Q1'14

Total Revenue


-30 bps
26.0%
25.7%
Q1'13
Q1'14

Operating Margin

Dynamics

- Organic revenue declined 2%
- International: -10% due to ongoing portfolio repositioning away from ship building as well as slower pipeline activity in China
- N.A.: +1% as slow capex spend continues with heavy equipment manufacturers

Q1 2014 Segment Results

($'s in millions)

Construction Products


+2%
$409
$416
Q1'13
Q1'14

Total Revenue


+310 bps
11.7%
14.8%
Q1'13
Q1'14

Operating Margin

Dynamics

- +5% organic revenue growth driven by Asia Pacific
- Organic revenue by geography:
  - Asia Pacific: +14% as Australia/New Zealand residential and commercial sectors grow
  - Europe: +1%
  - N.A.: flat as U.S. residential +7%, U.S. renovation flat and U.S. commercial -8%
- Expect modest improvement in N.A. construction activity in Q2

Specialty Products


+8%
$481
$520
Q1'13
Q1'14

Total Revenue


+120 bps
19.9%
21.1%
Q1'13
Q1'14

Operating Margin

Dynamics

- Organic revenue growth of 2% largely due to several consumer packaging businesses
- Ground Support Equipment: +10%
- WW Appliance: flat

Financial Guidance

Q2 2014 EPS Guidance



EPS +30%
at mid-point
EPS
$0.92
$1.16 - $1.24
Total
Revenue
$3.6B
Up 3-5%
Q2'13
Q2'14F

- 2-3% organic revenue growth
- Initiatives contribute ~100 bps to margin
- Essentially completing IPG divestiture related share repurchase program in Q2

2014 EPS Guidance



EPS +25%
at mid-point
EPS
$3.63
$4.45 - $4.65
Total
Revenue
$14.1B
Up 3-4%
2013
2014F

- 2-3% organic revenue growth
- Operating margin ~19.5%
- $0.15 guidance increase driven by share count and operations

Raising '14 EPS guidance to $4.45 - $4.65